May 21, 2025

Craig Safian
Executive Vice President and Chief Financial Officer
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, Connecticut 06902

       Re: Gartner, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Form 8-K Dated May 6, 2025
           File No. 001-14443
Dear Craig Safian:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note 16 - Segment Information, page 73

1. Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses your reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to
       ASC 280-10-50-29.f. Refer to ASC 280-10-55-47.bb for guidance.
Form 8-K Dated May 6, 2025
Exhibit 99.1, page 6

2. We note that you adjust GAAP diluted EPS for the impact of amortization of acquired intangibles in calculating Adjusted EPS to arrive at a measure that excludes items that may not be indicative of your core operating results. It is unclear why you exclude amortization of assets acquired through acquisitions considering this measure includes revenue from operations being generated in part by these acquired assets. Please
 May 21, 2025
Page 2

       expand your disclosure to more fully explain the adjustment and to clarify that although amortization of these acquired intangibles is being excluded, revenue generated from these assets is still included in the measure and that these assets contribute to revenue generation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services